OPPENHEIMER ADR REVENUE ETF-EXHIBIT 77C

SPECIAL SHAREHOLDER MEETING (Unaudited)

      On November 13, 2015, a shareholder meeting of Oppenheimer ADR Revenue ETF (the "Fund") was held at which Proposal 1, a new Investment Advisory Agreement between Oppenheimer Revenue Weighted ETF Trust (the "Trust"), on behalf of the Fund, was approved as described in the Fund's Proxy Statement dated October 2, 2015. Also at the meeting the Trustees identified below were elected to the Fund. The following is a report of the votes cast:

Proposal 1:  To approve a new Investment Advisory Agreement


               For      Against     Abstain
             342,323     1,200       1,760



Proposal 2: To elect Trustees


      Nominee/Proposal          For        Withheld
      Trustees
      Sam Freedman             417,475     10,572
      Jon S. Fossel            417,475     10,572
      Richard F. Grabish        417,475     10,572
      Beverly L. Hamilton       417,475     10,572
      Victoria J. Herget         417,475     10,572
      Robert J. Malone           417,475     10,572
      F. William Marshall, Jr.    417,475    10,572
      Karen L. Stuckey            417,475    10,572
      James D. Vaughn             417,475    10,572
      Arthur P. Steinmetz         417,475    10,572